Contact:                                     At the Financial Relations Board:
--------                                     ---------------------------------
401-233-0333                                 212-661-8030
Sandra Souto                                 Analyst Information: John McNamara
Investor Relations                           Media Information:   David Closs
                                             General Information: Jeff Bogart


FOR IMMEDIATE RELEASE
---------------------
April 18, 2000

                   BACOU REPORTS RECORD FIRST-QUARTER RESULTS
                         AND INCREASES EARNINGS OUTLOOK

              Q1 Earnings Per Share of $0.40 - Up 29.0% Over Q1 '99
                                    of $0.31

               Q1 Net Income - Up 29.1% to $7.1 Million from $5.5
                               Million for Q1 `99

       Net Sales of $74.2 Million - Up 36.0% Over Q1 '99 of $54.6 Million

          SMITHFIELD, R.I., APRIL 18, 2000 -- Bacou USA, Inc. (NYSE: BAU), a leading manufacturer of personal protection equipment, today reported record sales, net income and earnings per share for the quarter ended March 31, 2000.

          "This is our fourth record-breaking quarter in a row," said Phil Barr, President and CEO of Bacou. "We have a balanced approach, combining acquisitions and internal growth. Since 1995, we have achieved a compound annual growth rate of earnings per share in excess of 11%. We expect 2000 to be even better if the economy continues at its current level of strength, with full-year earnings growth anticipated in the 12% to 15% range, or $1.76 to $1.80 per share."

          Bacou's net income for the first quarter of 2000 increased to $7.1 million from $5.5 million for the first quarter of 1999--up 29.1%. As for net income per basic and diluted share, Bacou reported $0.40 for the first quarter of 2000, up 29.0% from $0.31 for the first quarter of 1999.

          Net sales for the first quarter of 2000 increased 36.0% to $74.2 million, compared with 1999 first-quarter net sales of $54.6 million. Net sales for Bacou's safety segment were $49.7 million in the first quarter of 2000 compared to $46.0 million in 1999, an increase of 8.2%. Net sales for the optical frames and instruments segment were $8.7 million in the first quarter of 2000 - up from $8.6 million in 1999. Sales for the 2000-quarter also included sales of $15.8 million resulting from Bacou's glove segment, which was acquired on April 1, 1999.

          "Our outstanding results in the first quarter were mainly attributable to sales of our Howard Leight(R) brand hearing protection products, Uvex(R) brand protective eyewear and Perfect Fit(TM) brand gloves," said Mr. Barr. "International sales growth has continued its recovery for the third consecutive quarter, with an increase of 25.5% over first quarter 1999."

          For the quarter ended March 31, 2000, the company reported EBITDA totaling $18.4 million, up 29.2% from $14.2 million in 1999. The company defines EBITDA as operating income before depreciation, amortization and non-recurring items. For the quarter, depreciation and amortization totaled $5.0 million in 2000 and $4.1 million in 1999.

          At March 31, 2000, the company's balance sheet included total assets of $370.9 million, working capital of $48.0 million, long-term debt of $115.3 million and stockholders' equity of $188.5 million.

          Bacou USA, Inc. designs, manufactures and sells leading brands of products that protect the sight, hearing, respiratory systems and hands of workers,  as well as related  instrumentation  including vision  screeners,  gas monitors and test equipment for self-contained breathing apparatus. The company's products, marketed under Uvex(R), Howard Leight(R), Perfect Fit(TM), Survivair(R), Pro-Tech(R), Biosystems(TM), Titmus(R), LaserVision(TM) and Lase-R Shield(TM) brand names, are sold principally to industrial safety distributors, fire fighting equipment distributors and optical laboratories. News and information about Bacou USA are available on the Worldwide Web at http:/www.bacouusa.com, including the text of today's conference call.

 To receive additional information on Bacou USA, Inc., via fax, at no charge, dial 1-800-PRO-INFO and enter code BAU.

                                       ###

Statements contained in this press release that are not historical facts are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities and Litigation Reform Act of 1995. In addition, words such as "believes," "anticipates," "expects" and similar expressions are intended to identify forward-looking statements. Forward-looking statements involve risks and uncertainties, including but not limited to the timely development and acceptance of new products, the impact of competitive products and pricing, changing market conditions, the successful integration of acquisitions, continued availability and favorable pricing of raw materials, and the other risks detailed in the company's prospectus filed March 27, 1996, and from time to time in other filings. Actual results may differ materially from those projected. These forward-looking statements represent the company's judgment as of the date of this release. The company disclaims, however, any intent or obligation to update these forward-looking statements.


                            (Financial tables follow)

                             BACOU USA, INC. AND SUBSIDIARIES
                           (in thousands, except per share data)


                                                                       Three Months Ended
Statement of income data (unaudited):                                2000              1999
                                                                     ----              ----

Net sales                                                          $74,220           $54,575
Cost of sales                                                       40,262            27,688
                                                                   -------           -------
Gross profit                                                        33,958            26,887

Operating expenses:
     Selling                                                        10,770             8,693
     General and administrative                                      5,926             4,784
     Research and development                                        1,439             1,209
     Amortization of intangible assets                               2,405             2,115
                                                                   -------           -------
Total operating expenses                                            20,540            16,801
                                                                   -------           -------

Operating income                                                    13,418            10,086
Total other expense                                                  2,347             1,550
                                                                   -------           -------

Income before income taxes                                          11,071             8,536
Income taxes                                                         4,006             3,062
                                                                   -------           -------


Net income                                                         $ 7,065           $ 5,474
                                                                   =======           =======

Basic earnings per share                                           $  0.40           $  0.31
                                                                   =======           =======
Diluted earnings per share                                         $  0.40           $  0.31
                                                                   =======           =======


Weighted average shares outstanding:

     Basic                                                          17,630            17,616
                                                                   =======           =======
     Diluted                                                        17,649            17,786
                                                                   =======           =======


Other information:

     Depreciation and amortization                                 $ 4,959           $ 4,133
                                                                   =======           =======
     EBITDA (defined by the company as operating income
     before depreciation, amortization and non-recurring items)    $18,377           $14,219
                                                                   =======           =======


                        BACOU USA, INC. AND SUBSIDIARIES


                                                               March 31, 2000    December 31, 1999
                                                               --------------    -----------------

Balance Sheet Data (in thousands, except share data):
ASSETS

Current assets:
   Cash and cash equivalents                                      $  4,945          $ 10,272
   Trade accounts receivable, net                                   46,680            41,653
   Inventories                                                      41,620            42,433
   Other current assets                                              4,151             1,634
   Deferred income taxes                                             3,100             3,733
                                                                  --------          --------
      Total current assets                                         100,496            99,725
   Property and equipment, net                                      75,529            74,410
   Intangible assets, net                                          192,060           194,258
   Other assets                                                      2,850             3,032
                                                                  --------          --------

      Total assets                                                $370,935          $371,425
                                                                  ========          ========


LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
   Current installments of long-term debt                         $ 22,857          $ 23,637
   Accounts payable                                                 15,039            10,559
   Accrued expenses                                                 11,416            20,492
   Income taxes payable                                              3,210             1,027
                                                                  --------          --------
      Total current liabilities                                     52,522            55,715
Long-term debt                                                     115,321           120,256
Deferred income taxes                                               12,280            11,550
Other liabilities                                                    2,292             2,449
                                                                  --------          --------
      Total liabilities                                            182,415           189,970
                                                                  --------          --------

Stockholders' equity:
   Preferred stock, $.001 par value, 5,000,000 shares
     authorized, no shares issued and outstanding                       --                --
   Common stock, $.001 par value, 50,000,000 shares
     authorized, 17,629,865 shares issued and outstanding               18                18
   Additional paid-in capital                                       73,060            73,060
   Retained earnings                                               115,442           108,377
                                                                  --------          --------
   Total stockholders' equity                                      188,520           181,455
                                                                  --------          --------

   Total liabilities and stockholders' equity                     $370,935          $371,425
                                                                  ========          ========
